Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” in the Registration Statement (Form S-3) and related base prospectus and sales agreement prospectus of Coherus BioSciences, Inc. for the registration of up to $150,000,000 of its common stock, preferred stock, debt securities, warrants and units, either individually or in units of any combination thereof, and to the incorporation by reference therein of our reports dated February 23, 2022, with respect to the consolidated financial statements of Coherus BioSciences, Inc., and the effectiveness of internal control over financial reporting of Coherus BioSciences, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Mateo, California

November 8, 2022